PLATINUM GROUP METALS LTD.	Suite 328 - 550 Burrard Street Vancouver, BC, Canada V6C 2B5 P: 604.899.5450 F: 604.484.4710
NEWS RELEASE	No. 07-141 April 30, 2007

WESTERN BUSHVELD EXPANDED RESOURCES

(Vancouver/Johannesburg) Platinum Group Metals Ltd. (“PTM”) (PTM-TSX; PTMQF-OTCBB) announces the initial estimate of 5.52 million inferred ounces 4E (platinum, palladium, rhodium and gold) completed by an independent Qualified Person for the area recently added (50%) to the Western Bushveld Joint Venture, “WBJV”. The estimate is for Portion 11 of the Farm Frischgewaagd 96 JQ and represents the mineral resource estimates completed during 2006 for both Merensky Reef and UG2 Reef.  These mineral resources are quoted over a minimum mining height of 0.8 m for the Merensky Reef and 0.9 m for the UG2 Reef.

A 50 % interest in these minerals was contributed to the WBJV by Anglo Platinum Limited as announced April 9, 2007.

The contributed mineral rights area is shared 50 % by the WBJV and 50 % by Wesizwe Platinum Limited. (WEZ-JSE).  Wesizwe have published independently estimated resources and a pre-feasibility study including Portion 11.

In addition, the WBJV and Wesizwe share on a 50/50 basis in a total estimated 3.01 million Inferred ounces 4E (platinum, palladium, rhodium and gold) on the property known as RE 4 of the Farm Frischgewaagd 96 JQ, which is immediately adjacent and to the west of Portion 11.  A mineral resource estimate for RE 4 (18.49 Mt grading 5.05 g/t 4E) was announced by PTM on February 7, 2007 and in a Technical Report dated March 20, 2007, C. Muller QP on SEDAR (www.sedar.com).

Portion 11 will be included in the Project 2 area of the WBJV which creates a contiguous shared mineral rights package with the same ownership structure containing published mineral resources of 8.59 million ounces 4E, as noted above.  The shared area effective ownership is 50 % Wesizwe, 18.5 % PTM, 18.5 % Anglo Platinum, 13 % Africa Wide.

This expanded Project 2 area is adjacent and north of the 100% WBJV owned “Project 1” area where PTM is the operator on an ongoing separate Bankable Feasibility Study. Operating agreements over the expanded Project 2 area are in discussion.

Platinum Group Metals Ltd. holds a 37% interest in the WBJV and is the project Operator. Anglo Platinum Limited (AMS-JSE) holds a 37% interest and Africa Wide Mineral and Prospecting Pty Ltd. holds a 26% interest. As announced on April 26, 2007 Wesizwe has made an offer to purchase all of Africa Wide.

Cautionary Note to U.S. Investors: The U.S. Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce.  We use certain terms in this press release, such as “measured,” “indicated,” and “inferred,” “resources,” that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC.  U.S. investors are urged to consider closely the disclosure in our Form 20-F, File No. 0-30306, which may be secured from us, or from the SEC’s website at:  http://sec.gov/edgar.shtml.

Mineral resources that are not mineral reserves do not have demonstrated economic viability.

This press release refers to an adjacent property and mineralization on an adjacent property does not provide any indication of the potential on the Company’s properties.

Indicated Mineral Resources for Portion 11, Frischgewaagd 96JQ, 50% in the WBJV , 100% Project Estimate Below
(not included in headline amount)	Cut-off Resource width Metres	Million tons (100% of Area)	Grade (g/t) 4E	Resource width Average (m)	Million Grams (4E)	Million ounces (4E)	Million ounces (4E) 50% Attributable WBJV
Merensky Reef (October 2006)	1.18-1.24	0.22	7.38	1.21	1.63	0.05	0.025
UG2 Reef (April 2006)	1.27	0.05	4.32	1.27	0.22	0.007	0.004
Total	1.18-1.27	0.27	6.79	1.22	1.85	0.06	0.03

3PGE+Au Prill Split estimates	Pt	Pd	Rh	Au
Merensky Reef	62%	28%	5%	5%
g/t	4.57	2.07	0.37	0.37
UG2 Chromitite	59%	29%	11%	1%
g/t	2.55	1.25	0.47	0.04

Inferred Mineral Resources for Portion 11, Frischgewaagd 96JQ, 50% in the WBJV , 100% Project Estimate Below
	Cut-off Resource width Metres	Million tons (100% of Area)	Grade (g/t) 4E	Resource width Average (m)	Million Grams (4E)	Million ounces (4E)	Million ounces (4E) 50% Attributable WBJV
Merensky Reef (October 2006)	1.11-1.55	16.10	6.00	1.46	96.67	3.11	1.55
UG2 Reef (April 2006)	1.23	16.24	4.62	1.23	74.93	2.41	1.20
Total	1.11-1.55	32.34	5.31	1.34	171.61	5.52	2.75

4E Prill Split estimates	Pt	Pd	Rh	Au
Merensky Reef	62%	28%	5%	5%
g/t	3.72	1.68	0.30	0.30
UG2 Chromitite	59%	29%	11%	1%
g/t	2.72	1.34	0.51	0.05

A 20%-30% total geological loss was applied to the area to accommodate for areas of potentially un-mineable structural and geological conditions.  This geological loss considers losses for faults, dykes, potholes and an area of iron replacement pegmatite.  Structural loss estimates are based on drilling, field mapping and remote sense data which includes a high resolution aeromagnetic survey.  The Merensky mineral resource estimate is based on 15 boreholes with 39 intercepts within the 494 ha area and 13 boreholes with 35 intercepts for the UG2 mineral resource estimate.  The cut-off was determined on a practical mining width and the known costs and mining methods regionally. There are several other qualified person estimates in the public domain with other degrees of confidence on the same area.  Once due diligence on further drilling and evaluation has been completed by PTM’s QP, the resource classification for a 43-101 compliant report will be updated. PTM’s independent consulting Qualified Person has provided this initial resource according to the SAMREC code. The reconciliation to the CIM codes is that the categories are the same.

Qualified Person and Quality Assurance and Control

Mr. David Gray, of Snowden, is the independent Qualified Person, “QP” for the resource assessment report of Frischgewaagd 96 JQ, Portion 11, and has approved this release. He is registered with the SACNASP, the South African Council for Natural Scientific Professions, Registration No 400018/04.  Mr. Gray has more than 17 years of relevant experience in platinum group metal resource assessments.  Sampling was conducted using Anglo Platinum’s protocols, as previously published for the project.  This includes the insertion of blanks, duplicates and certified reference materials in the assay stream, which is followed by routine quality analysis.  These quality controls are in addition to the internal quality control measures undertaken by the contracted analytical facilities. Assays have been completed largely at Anglo Platinum’s laboratories in Johannesburg by standard fire assay procedures.  Data has been verified by the QP to the extent that he has personal experience with the compilation of the data at the time it was collected and the protocols employed at Anglo Platinum during the data collection.

About PTM (www.platinumgroupmetals.net)

PTM is based in Vancouver BC, Canada and Johannesburg, South Africa. PTM has a management team in both Canada and South Africa, which have successful track records of more than 20 years in exploration, mine discovery, mine construction and mine operations. The Company was formed in 2000 and is focused on the development of platinum operations. PTM holds significant mineral rights in the Northern and Western Bushveld Igneous Complex of South Africa.

PTM is also a significant mineral rights holder in the area surrounding Canada’s only primary platinum and palladium mine near Thunder Bay, Ontario Canada.

On behalf of the Board of

Platinum Group Metals Ltd.

“R. Michael Jones”

President and Director

For further information contact:
R. Michael Jones, President or John Foulkes, Manager Corporate Development Platinum Group Metals Ltd., Vancouver Tel: (604) 899-5450 / Toll Free: (866) 899-5450 www.platinumgroupmetals.net	Larry Roth Roth Investor Relations, NJ Tel: (732) 792-2200

The TSX Exchange has not reviewed and does not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

This press release contains forward-looking statements within the meaning of Canadian and U.S. securities laws.  Such statements include, without limitation, statements regarding the timing of future activities by the Company, future anticipated exploration and development programs, the review of technical information, the discovery and delineation of mineral deposit and resources, business plans, potential mining scenarios, business trends and future operating factors. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct.  Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events. All statements that are not statements of historical fact are forward-looking statements.  The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, the Company’s ability to obtain any necessary permits, consents or authorizations required for its activities, the Company’s ability to produce minerals from its properties successfully or profitably, to continue its projected growth, or to be fully able to implement its business strategies.  In addition, forward-looking statements are subject to various risks, including that data is incomplete and considerable additional work will be required to complete further evaluation, including but not limited to drilling, engineering and socio-economic studies and investment;  no firm quotes for costs have been received;  the legal right to mine the project discussed has not been confirmed or applied for and the process for such application is new in South Africa; the potential capital cost of the project is beyond the current means of the Company and there can be no assurance that financing for further work will be available.   There are significant risks with respect to grade estimation, metallurgical recovery and mining plans that may result in over estimation or failure to meet targets. Any estimates, plans or studies prepared by or on behalf of other companies with respect to the project have not been prepared or reviewed by the Company or the Company’s QPs and such disclosure can’t and should not be in any way be attributed to the Company or the Company’s QPs, independent or non-independent. Any reference to Project 2 does not imply that this is a stand alone area for any potential mine plan. The reader is referred to the Company’s filings with the SEC and Canadian securities regulators for disclosure regarding other risk factors. There is no certainty that any forward looking statement will come to pass and investors should not place undue reliance upon forward-looking statements.